VF 3-20-03

03014687

** AH 3/19/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 010102 (MM/DD/YY) AND ENDING 123102 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
I. E. Investments, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30141 Agoura Road, Ste 220
(No. and Street)

Agoura, CA 91301
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Stark, Jr. (818)735-9868
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. D. Gourley & Co.
(Name — *if individual, state last, first, middle name*)

501 S. First Ave., Suite C, Arcadia, CA 91006
(Address) (City) (State) Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen T. Stark, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stark, Salter & Smith, as of December 31, ~~19~~2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

Notary Public

DEBBIE ROLLINS
Commission # 1394270
Notary Public - California
Ventura County
My Comm. Expires Jan 16, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (0) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. D. Gourley & Co.

Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@compuserve.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
I. E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

We have audited the accompanying statement of financial condition of I. E. INVESTMENTS, INC., dba STARK, SALTER & SMITH, as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles use and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of I. E. INVESTMENTS, INC. dba STARK, SALTER & SMITH, at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R. D. Gourley & Co.
Arcadia, CA

February 21, 2003

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Current Assets		
Cash and Cash Equivalents (Notes 1 & 4)	$	290,468
Advances		500
Prepaid Expenses		16
Prepaid Taxes		4,153
Total Current Assets		295,137
Investments		
Marketable Securities (Note 5)		3,000
Furniture and Equipment, at Cost,		61,553
Accumulated Depreciation		(61,553)
Furniture and Equipment (Net)		
Other Assets		
Deposits		2,322
Deferred Income Tax (Note 6)		4,808
Total Other Assets		7,130
Total Assets	$	305,267

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
BNY - Inventory	$	11,601
Accrued Expenses		30,866
Clearing Payable		8,720
Total Current Liabilities		51,187
Total Liabilities	$	51,187

STOCKHOLDERS' EQUITY

Common Stock, $100 Stated Value 100,000 Shares Authorized, 1,000 Shares Issued and 1,000 Shares Outstanding		100,000
Retained Earnings		154,080
Total Stockholders' Equity	$	254,080
Total Liabilities and Stockholders' Equity	$	305,267

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF INCOME AND RETAINED EARNINGS
December 31, 2002

Revenues		
Commissions	$	2,912,891
Interest Income		9,194
		2,922,085
Operating Expenses		
Officers' Compensation		1,095,500
Office Wages		969,481
Occupancy and Equipment		130,257
Clearing		137,845
Travel, Entertainment, Meals		212,259
Communications		48,448
Insurance		90,204
Payroll Tax		81,416
Legal & Accounting		21,872
Office Supplies		18,835
Automobile Leases		38,677
Dues and Subscriptions		4,339
Business Promotion		3,348
NASD/SIPC Dues		4,343
Contributions		5,985
Other Expenses		1,203
Total Operating Expenses		2,864,012
Income from Operations		58,073
Unrealized Loss - Marketable Securities		(300)
Income before Income Tax		57,773
Provision for Income Tax (Note 6)		41,338
Net Income	$	16,735
Retained Earnings at The Beginning of the Year		137,645
Retained Earnings at The End of the Year	$	154,080

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Cash Received from Brokers	$ 2,912,891
Interest and Dividends Received	9,194
Cash Paid to Suppliers and Employees	(2,815,420)
Contributions Paid	(5,985)
Income Tax Refunds	13,533
Income Taxes Paid	(31,485)
Net cash provided (used) by operating activities	82,728
Cash flows from investing activities:	
Net cash provided (used) by investing activities	
Cash flows from financing activities:	
Net cash provided (used) by financing activities	
Net increase (decrease) in cash and equivalents	82,728
Cash and equivalents, beginning of year	207,740
Cash and cash equivalents, end of year	$ 290,468

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

Reconciliation of net income to net cash provided by operating activities:	
Net Income	$ 16,435
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and Amortization	63
Unrealized Loss Marketable Securities	300
(Increase) decrease in Prepaid Expenses	19,733
(Increase) decrease in Other Assets	(516)
Increase (decrease) in Accrued Liabilities	46,713
Total adjustments	66,293
Net cash provided by / (used) in operating activities	$ 82,728

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY
December 31, 2002

Paid in Capital		
Common Stock		$ 100,000
Retained Earnings At Beginning of the Year	$ 137,645	
Add:		
Net Income	16,435	
Retained Earnings at End of Year		154,080
Total Stockholders' Equity		$ 254,080

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I. E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
NOTES TO FINANCIAL STATEMENTS
December 31, 2002
(See Accountant's Report)

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The Company, located in Agoura, California, is a **brokers' broker** registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company acts as an agent for principals in the buying and selling of municipal bonds.

Transactions are recorded on a **settlement date** basis, generally the third business day following the transaction's trade date. The Company utilizes a continuous net settlement process through its clearing agent, BNY Clearing Services, LLC.

Expenditures for equipment and furniture and for renewals and betterments which extend the originally estimated economic life of assets are capitalized.

Depreciation is provided on a straight-line basis using estimated lives of five to ten years. Depreciation for federal income tax purposes is provided using the modified accelerated depreciation system.

The Company is a C Corporation for federal income and state of California franchise tax purposes. The amount of **current and deferred taxes** payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates.

For the purposes of the **Statement of Cash Flows**, the Company has defined cash equivalents as highly liquid investments, with original maturity of less than six months that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make **estimates and assumptions** that affect certain reported amounts and disclosure. Accordingly, actual results could differ from those estimates.

NOTE 2 – BROKER RECEIVABLES AND PAYABLES

The Company arranges simultaneous purchases and sales of municipal securities on behalf of its clients. Therefore, each broker receivable for an uncompleted transaction is principally offset by a broker payable for the same transaction. Under the continuous net settlement method all transactions net immediately.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule pursuant to Rule 15c3-1(a) (2): wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and shall maintain a minimum net capital requirement of not less than $150,000. Also in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital at December 31, 2002 was $228,075. This exceeded minimum net capital requirements by $78,075.

NOTE 4 – CASH AND CASH EQUIVALENTS

The cash balance as of December 31, 2002 is $290,468 of which $182,153 was held in a California Municipal Fund. A haircut of seven percent of the balance of this account was taken for the computation of minimum net capital.

NOTE 5 – INVESTMENTS

The Company holds three hundred shares of the National Association of Security Dealers available for sale which are recorded at fair market value. A haircut of fifteen percent has been taken for the computation of minimum net capital..

NOTE 6 – INCOME TAXES

The total provision for income taxes in the amount of $41,338 is comprised of $29,560 current federal income tax, and $11,778 state franchise tax. No provision for deferred tax was made for the year.

NOTE 7 – COMMITMENTS

The Company is obligated under the terms of three non-cancelable operating leases. The monthly lease payments are $1,341.99, $503.64 and $1,035.18 with termination dates of September 2004, June 2005 and April 2006, respectively. The Company is obligated under a three year lease renewed at August 1, 2000 for its office space. The lease provides for rental escalations based upon the consumer Price Index not to exceed 3% each lease anniversary date. The current monthly rental is $2,659. The aggregate of these financial commitments over the next five year is presented.

2003	63,554
2004	63,554
2005	48,454
2006	36,416
2007	31,908

NOTE 8 – EMPLOYEE SAVINGS PLAN

The Company adopted a 401(k) employee savings plan effective January 1, 1999. All employees of the Company who have met the eligibility requirements of the plan are eligible to participate. The Company did not make any matching contributions during the plan year ended December 31, 2002. Compensation for determining allowable contributions includes salaries and commissions.

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE I

UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Capital		
Total Stockholders' Equity	$ 254,080	
Add:		
Total Capital		$ 254,080
Less:		
Non-Allowable Assets	11,799	
		11,799
Net Capital Before Haircuts		242,281
Haircuts on Securities		
Money Market Funds		1,005
Municipal Funds		12,751
Common Stock		450
Net Capital		$ 228,075
Minimum Dollar Net Capital		150,000
Excess Net Capital		$ 78,075

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE II
RECONCILIATION OF COMPANY'S
COMPUTATION OF NET CAPITAL AND
AUDITED FINANCIAL STATEMENTS
December 31, 2002

Total Ownership Equity	
Qualified for Net Capital As Reported in Company Part II (Unaudited) FOCUS Report	$ 228,076
Qualified Net Capital Per Audit Report	228,075
Difference-Rounding	$ 1

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

I.E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002

Credits	$ 0
Debits	0
Total Requirement	0
Amount on Deposit in Reserve	$ 0

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

R. D. Gourley & Co.
Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@compuserve.com

BOARD OF DIRECTORS
I. E. INVESTMENTS, INC.
dba STARK, SALTER & SMITH

In planning and performing our audit of the financial statements and supplemental schedules of I. E. INVESTMENTS, INC. dba STARK, SALTER & SMITH, for the year ended December 31, 2002 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exception provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

R. D. Gourley & Co.
Arcadia, California

February 21, 2003
RDG:CBB:et